FIRST EAGLE CREDIT OPPORTUNITIES FUND

1345 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10105
(800) 334-2143

SUPPLEMENT DATED SEPTEMBER 5, 2025

TO PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION, EACH DATED APRIL 30, 2025, AS SUPPLEMENTED

This Supplement is intended to highlight certain changes to the Prospectus and Statement of Additional Information of First Eagle Credit Opportunities Fund (the “Fund”), each dated April 30, 2025, as supplemented. Please review these matters carefully.

Changes Relating to the Fund’s Investment Program and Portfolio Management Team

On September 4, 2025, the Board of Trustees (the “Board”) of the Fund approved certain changes to the Fund’s investment strategy as described in this Supplement.

The Fund invests, under normal market conditions, at least 80% of its Managed Assets (as defined in the Prospectus) in a credit portfolio of below investment grade credit assets. There are no changes to this 80% requirement. There also are no changes to the Fund’s investment objectives. The Fund’s primary investment objective continues to be to provide current income, with a secondary objective of providing long-term risk-adjusted returns. The Fund will, however, have a broader investment focus going forward.

The Fund historically has focused its investments on credit assets with direct exposure to the corporate borrowers, including syndicated bank loans, middle market “club” loans (senior secured loans in middle market companies funded by an arranged group of lenders that generally do not involve syndication), direct lending (consisting of first lien loans, including unitranche loans), asset-based loans, and high-yield bonds (commonly referred to as “junk” bonds). The Fund expects to broaden its investment program to include additional types of asset-based loans (i.e., beyond those emphasized to date), such as consumer and mortgage-related credit, as well as structured credit investments, including asset-backed securities (ABS), mortgage-backed securities (MBS), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). In addition, while the Fund will continue to invest in “senior secured” assets, it will no longer be subject to a commitment to invest primarily in such assets.

These investment strategy changes are intended to broaden the Fund’s investment focus, allowing for greater diversification across credit asset types while seeking to capitalize on credit inefficiencies across both corporate and consumer markets. These changes also have the potential to support more stable income distributions and improved risk-adjusted investment returns.

First Eagle Alternative Credit, LLC’s (the “Subadviser”) portfolio managers serving the Fund also will change in connection with these investment strategy changes. Effective immediately, Jon Dorfman, Rajesh Agarwal, Robert O’Brien, Mohammed El Khazzar, Serhan Secmen and Noelle Sisco (collectively, the “new portfolio managers”) will join Michelle Handy and Brian Murphy as the portfolio managers of the Subadviser that are primarily responsible for the day-to-day management of the Fund. The new portfolio managers will become employees of the Subadviser while also continuing to serve in various investment management and executive roles at Napier Park Global Capital (US) LP (“Napier Park”). Both the Subadviser and Napier Park are wholly owned subsidiaries of First Eagle Investment Management, LLC (the “Adviser”). Mr. Dorfman serves as Chief Investment Officer for both the Subadviser and Napier Park. Full biographies for each of the Fund’s portfolio managers are included below.

While changes to the team and expansion of asset types will occur, the process of evaluating and selecting investments will remain substantially unchanged but will be adapted to the additional types of investments.

Repositioning of the portfolio to reflect these changes is anticipated to be implemented over time, with complete repositioning expected in the latter half of 2026.

Costs, Taxes and Similar Considerations

Management and distribution and/or service (12b-1) fees will remain unchanged, except for the temporary reductions covered in the next paragraph.

New Management Fee Waiver

In connection with these changes, The Adviser will waive the Fund’s management fees in full from September 5, 2025 through December 31, 2026, with the result that no management fees will be paid by the Fund during that period. This waiver will not be repaid to the Adviser by the Fund.

Portfolio Turnover and Taxes

It is anticipated that there will be portfolio turnover, and attendant costs and tax consequences, as these investment strategy changes are implemented. Portfolio turnover costs will be borne by the Fund.

When the Fund sells portfolio securities, the tax impact of the sales will depend on the difference between the price at which the portfolio securities are sold and the Fund’s basis in such portfolio securities. Any gain will be distributed to the Fund’s shareholders as either capital gain dividends (to the extent of net realized long-term capital gains) or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to the year of the sale. Distributions associated with portfolio turnover are expected to be subject to federal (and potentially state and local) income tax to shareholders in non-tax qualified accounts.

Shareholders are advised to consult with their own tax advisors for more detailed information concerning income tax matters.

Additional Principal Risks

The following risk factors associated with these investment strategy changes are added as principal risks:

●	Structured Investments Risk

The Fund may invest in structured products, including, structured notes, credit-linked notes and other types of structured products. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indexes and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products generally entail risks associated with derivative instruments.

●	Mortgage Loan Risk

The Fund will invest in mortgage loans, which are subject to risks of delinquency, foreclosure, and risk of loss. In the event of a borrower’s default, the Fund’s profitability will suffer a material adverse effect to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan.

●	Mortgage-Related and Asset-Backed Instruments Risk

Mortgage-related and other asset-backed instruments represent interests in “pools” of mortgages or other assets held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments.

Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these instruments and potentially causing the Fund to lose money. The Fund’s investments in other asset-backed instruments are subject to risks similar to those associated with mortgage-related assets, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed instruments may be largely dependent upon the cash flows generated by the assets backing the instruments, and asset-backed instruments may not have the benefit of any security interest in the related assets.

The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed instruments that are more highly rated.

The mortgage markets have experienced extreme difficulties in the past that adversely affected the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans may increase, and a decline in or flattening of housing and other real property values may exacerbate such delinquencies and losses. In addition, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

●	Privately-Issued Mortgage-Related Securities Risk

There are no direct or indirect government or agency guarantees of payments in pools created by non-governmental issuers. Privately-issued mortgage-related securities are also not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee.

Privately-issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

●	Collateralized Debt Obligations Risk

In addition to the typical risks associated with fixed-income securities and asset-backed securities, CDOs, including CLOs, carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Fund may invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

●	Collateralized Loan Obligations Risk

The risks of investing in CLOs depend largely on the type of the collateral securities and the tranche of the CLO. In stressed market conditions, it is possible that even senior CLO debt tranches could experience losses due to actual defaults, downgrades of the underlying collateral by rating agencies, forced liquidation of the collateral pool due to a failure of coverage tests, increased sensitivity to defaults due to collateral default and the disappearance of protecting tranches, market anticipation of defaults as well as investor aversion to CLO securities as an asset class. To the extent that the Fund invests in CLO tranches rated below AAA, the risks of investing in CLOs will be greater. To the extent that the Fund invests in unrated CLO tranches, the Fund’s ability to achieve its investment objective will be more dependent on the Subadviser’s credit analysis than would be the case when the Fund invests in rated CLO tranches.

Further, interest on certain tranches of a CLO may be paid in kind or deferred and capitalized (paid in the form of obligations of the same type rather than cash), which involves continued exposure to default risk with respect to such payments. The Subadviser may not be able to accurately predict how specific CLOs or the portfolio of underlying loans or bonds for such CLOs will perform based on financial models or react to changes or stresses in the market, including changes in interest rates.

CLOs, and their underlying loan obligations, are typically not registered for sale to the public and therefore are subject to certain restrictions on transfer and sale, potentially making them less liquid than other types of securities. Some unrated CLO securities may not have an active trading market or may be difficult to value. Additionally, when the Fund purchases a newly issued CLO security in the primary market (rather than from the secondary market), there often may be a delayed settlement period. During a delayed settlement period, the liquidity of the CLO may be further reduced. During periods of limited liquidity and higher price volatility, the Fund’s ability to acquire or dispose of CLO securities at a price and time the Fund deems advantageous may be impaired. CLO securities are generally considered to be long-term investments and there is no guarantee that an active secondary market will exist or be maintained for any given CLO security.

The Fund’s Portfolio Managers

Effective immediately, Jon Dorfman, Rajesh Agarwal, Mohammed El Khazzar, Robert O’Brien, Serhan Secmen and Noelle Sisco will join Michelle Handy and Brian Murphy as the portfolio managers that are primarily responsible for the day-to-day management of the Fund.

Jonathan Dorfman is Chief Investment Officer of the Subadviser and also serves as Managing Principal and Chief Investment Officer of Napier Park. Both the Subadviser and Napier Park are wholly owned subsidiaries of the Adviser. Jon was previously co-CEO and CIO of Citi Capital Advisors, which he joined in 2007 when Citigroup acquired Carlton Hill Global Capital, the specialized asset management firm he co-founded in 2005. Previously, Jon spent 20 years in Morgan Stanley’s fixed income division in the US, Tokyo and London, holding numerous senior management positions including co-head of the global investment grade credit group and head of global credit derivative and asset swap trading group. Jon served as an International Swaps and Derivatives Association committee member responsible for the first standardized credit default swap contract. Jon earned a BSE, magna cum laude, from the Wharton School of Business at the University of Pennsylvania.

Rajesh Agarwal is a Senior Managing Director and Head of US Real Estate and Consumer Debt Strategies at the Subadviser and also servesin the same capacities at Napier Park. He joined Citi Capital Advisors in 2008. Prior to joining Citi Capital Advisors, Rajesh was a Managing Partner and Portfolio Manager in HSPI, LP formerly affiliated with Halcyon from 2006-2008. Prior to joining Halcyon from 2004-2006, Rajesh was a Senior Analyst at Merrill Lynch Investment Managers (“MLIM”), where he served as lead analyst for asset selection across residential housing sectors (Prime/Alt-A/Sub-Prime) and CDOs for three high-grade CDO deals launched and managed by MLIM. Prior to joining ABS/MBS research, he worked in the Global Markets and Investment Banking group at Merrill Lynch from 1998-2004. From 1996-1998, Rajesh was a Senior Engineer at Simulation Sciences, Inc., where he developed simulation algorithms used by the chemical industry. Rajesh received a Ph.D. in Chemical Engineering and an MS in Chemical Engineering, both from the University of Texas at Austin.

Mohammed El Khazzar is a Senior Managing Director and Portfolio Manager for European Credit Strategies at the Subadviser and also serves in the same capacities at Napier Park. He joined from AXA Investment Managers in Paris, where he worked as a credit analyst in the structured finance division, focusing on leveraged loans. His responsibilities included generating trading ideas and monitoring portfolios in both primary and secondary markets.  Prior to AXA IM, Mohammed spent two years as an auditor at Deloitte in Casablanca, serving clients across various industries. He holds a Master’s degree in Finance and Strategy from Sciences Po Paris (2008).

Michelle Handy is a Senior Managing Director and Chief Investment Officer for the Subadviser’s Direct Lending platform. She also serves on the firm’s Management Committee. As a member of the Boston investment team, her role includes overseeing the underwriting and management of portfolio investments. Ms. Handy became part of First Eagle in 2020 upon the firm’s acquisition of THL Credit. Prior to joining THL Credit in 2016, Ms. Handy worked at GE Capital where she held several roles in underwriting, portfolio management and workouts. Most recently, she was the COO of GE Capital Americas’ workout function. Ms. Handy earned her M.S. in Finance from the University of Wisconsin-Madison and her B.S. in Finance and Spanish from Boston College.

Brian Murphy is a Senior Managing Director and Head of Capital Markets and Co-Head of Origination at the Subadviser. He also serves on the Investment Committee of the firm’s Tradable Credit platform. Mr. Murphy became part of First Eagle in 2020 upon the firm’s acquisition of THL Credit. Mr. Murphy has more than twenty-four years of investment industry experience, principally in the area of leveraged finance. Prior to joining THL Credit in June 2012, Mr. Murphy was a Senior Credit Analyst/Senior Portfolio Manager in the Alternative Credit Strategies Group of McDonnell Investment Management, LLC. From 1998 to May 2004, Mr. Murphy was employed by Columbia Advisors in the Bank Loan Asset Management Group as a Senior Credit Analyst covering telecommunications, media/broadcasting, and the cable industries. Prior to joining Columbia Advisors, Mr. Murphy was employed by Van Kampen Investments from October 1991 through March 1998, most recently serving as an Assistant Portfolio Manager for the Van Kampen Prime Rate Income Trust, where he gained credit training and significant experience in all aspects of the bank loan asset class, including cash management, trade settlement, credit monitoring, portfolio surveillance, and analysis.

Robert O’Brien is a Managing Director and Portfolio Manager for the US Leveraged Loan platform at the Subadviser and also serves in the same capacities at Napier Park. He also serves as the senior leveraged loan trader. Robert joined the Leveraged Loan Investments team at Citi Capital Advisors in 2003, prior to its spinout as Napier Park. Earlier in his career, he worked as a Research Associate in Bear Stearns’ High Grade Research department within the Financial Institutions group. He holds a BS in Business Administration from Boston University.

Serhan Secmen is a Senior Managing Director and Head of US CLO Investments and the Global CLO Management Platform at the Subadviser and also serves in the same capacities at Napier Park. He joined First Eagle in 2022 following its acquisition of Napier Park Global Capital. Serhan originally joined Citi Capital Advisors in 2008, prior to its spinout as Napier Park. Earlier in his career, he was a CLO trader at Lehman Brothers and a project manager in Texas focused on special project financing.  At Napier Park, Serhan has played a key role in developing proprietary analytics systems and shaping strategies for analyzing CLOs and other structured products. Serhan holds an MBA from the Wharton School, an MS from Texas A&M University, and a BS from Bogazici University in Turkey.

Noelle Sisco is a Managing Director and the Portfolio Strategist at the Subadviser and also serves in the same capacities at Napier Park, where she drives investment allocation decisions across the multi-strategy credit platform. Previously, Noelle served as Vice President in Product Management, where she contributed to strategic planning and product development. She began her career at a quantitative hedge fund, gaining experience in data-driven investment approaches and market behavior. Noelle holds a Bachelor’s degree in Economics from Rutgers University and earned the CAIA designation in 2014 and the CFA charter in 2017. Noelle is also a member of the AIMA Research Committee.

James Fellows, Robert Hickey, Steven Krull, and Larry Holzenthaler are no longer portfolio managers and references to them should be disregarded.

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The information in this Supplement modifies (and if inconsistent, replaces) information contained in the Fund’s Prospectus and Statement of Additional Information, each dated April 30, 2025, as supplemented.